Exhibit 99.118

CONSENT OF EXPERT

United States Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

Re:	Rio Alto Mining Limited – Form 40-F

I, Chris Kaye, do hereby consent to the filing of the written disclosure regarding:

1)

the technical report entitled “La Arena Project, Peru”, effective September 30, 2011, prepared by Enrique Garay, M Sc. P. Geo. (MAIG), Ian Dreyer, B.App. Sc, MAus iMM (CP), Linton Kirk, B.E. (Min), FAusiMM (CP) and Chris Kaye, B.E. (Chem) FAusIMM, and of extracts from or a summary of the technical report and of certain mineral resource or reserve estimates and other information pertaining to the project, and;

2) 3)	the use of my name in the Annual Information Form dated March 30, 2012; the use of my name in the Registration Statement on Form 40-F of Rio Alto Mining Limited.

DATED the  18 day of December, 2012

By:	/s/ Chris Kaye
Name: Chris Kaye, B.E. (Chem), FAusIMM
Company: MQes
Title: Principal Process Engineer